March 4, 2011

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Geokinetics Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed August 9, 2010
Definitive Proxy Statement filed March 29, 2010
Response Letter Dated October 20, 2010
File No. 001-33460

Dear Mr. Schwall:

Geokinetics Inc. (the “Company”) hereby submits the following responses to your letter dated March 3, 2011, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K/A, Definitive Proxy Statement and Response Letter dated October 20, 2010.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide its further comments at its earliest convenience.

Definitive Proxy Statement filed March 29, 2010

Director Compensation, page 36

1.                                      We note your response to comment 6 in our letter dated September 24, 2010.  Please confirm that you will also disclose in your 2011 proxy statement the aggregate number of stock option awards outstanding at fiscal year end, or explain why you believe this is not required.  In this regard, we note that your proposed disclosure submitted in response to our comment was limited to restricted stock awards.

Response:                                        In response to the Staff’s comment, the Company hereby confirms that it will disclose in its 2011 proxy statement the aggregate number of stock option awards outstanding at fiscal year end.

If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ William L. Moll, Jr.

William L. Moll, Jr.
Vice President, General Counsel & Secretary

cc:	George G. Young III, Esq.
Haynes and Boone, LLP